FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 19 De Marzo de 2014

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Insituciones Financieras

Presente

Ref: Informa Hecho Esencial- Acuerdo de Directorio,

proposición de reparto de dividendo

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045, se informa que en sesión ordinaria del día de ayer, el Directorio de Banco Santander - Chile acordó citar a Junta Ordinaria de Accionistas para el día 22 de Abril de 2014, con el objeto de tratar, entre otras materias, la proposición de distribuir un dividendo de $1,40706372 por acción, correspondiente al 60% de las utilidades del ejercicio 2013.

Asimismo, se propondrá a la Junta que el 40% restante de las utilidades sea destinado a incrementar las reservas del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c.:	Superintedencia de Valores y Seguros
Bolsas de Valores

Santiago, March 19, 2014

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event Report

Board Agreement, dividend distribution proposal

Mr. Superintendent:

Pursuant to the provisions of Articles 9 and 10 of Law 18,045 and the Rules of the Superintendence of Banks and Financial Institutions, we inform you that at the last Board meeting of Banco Santander - Chile held yesterday, agreed to call for an Ordinary Shareholders meeting on April 22, 2014, in order to discuss, among other matters, the proposal to distribute a dividend of Ch$ 1.40706372 per share, corresponding to 60% of net income attributable to shareholders for 2013.

Also to be proposed at the Board meeting, that the remaining 40% of the profits be used to increase the Bank's reserves.

Yours sincerely,

Claudio Melandri H.
Chief Executive Officer

C.c.	Superintendencia de Valores y Seguros
Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 19, 2014